FOURTH AMENDMENT TO
THIRD AMENDED AND RESTATED CREDIT AGREEMENT

This FOURTH AMENDMENT TO THIRD AMENDED AND RESTATED CREDIT AGREEMENT (this *"Amendment"*) is dated as of February 27, 2013, among Student Transportation of America, Inc., a Delaware corporation (the *"Borrower"*), Student Transportation of Canada Inc., an Ontario Corporation (*"STC"*), Parkview Transit Inc. (*"Parkview"* and together with STC individually, a *"Canadian Borrower"* and collectively, the *"Canadian Borrowers"*), the Guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and BMO Harris Bank N.A. (f/k/a Harris N.A.), as administrative agent (in such capacity, the *"Administrative Agent"*).

PRELIMINARY STATEMENTS

A. The Borrower, the Canadian Borrowers, Student Transportation of America Holdings, Inc., the guarantors party thereto (the *"Guarantors"*), the financial institutions party thereto as Lenders and the Administrative Agent have heretofore entered into that certain Third Amended and Restated Credit Agreement, dated as of February 4, 2011 (as heretofore amended or otherwise modified, the *"Credit Agreement"*); and

B. The Borrower and Canadian Borrowers have asked the Lenders to extend the Revolving Credit Termination Date, modify certain of the financial covenants, make certain amendments relating to the restructuring of certain Convertible Notes, increase the aggregate Revolving Credit Commitments, and make certain other modifications to the Credit Agreement, and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1. Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENT

Section 2.1. The definitions of *"Convertible Note Indenture," "Convertible Notes," "Note Purchase Agreement,"* and *"Revolving Credit Termination Date"* appearing in Section 5.1 of the Credit Agreement are hereby amended in their entirety and as so amended shall read as follows:

"Convertible Note Indenture" means each Indenture among the Parent and/or Newco, as applicable, and the trustee party thereto pursuant to which any of the Convertible Notes have been issued. Each reference to the *"Convertible Note Indenture"* shall be deemed a reference to each Convertible Note Indenture individually or all Convertible Note Indentures, as the context may require.

"Convertible Notes" means (I) the convertible senior subordinated notes of the Parent (A) issued on June 21, 2010 in an aggregate principal amount of CAN$50,000,000, having a maturity date of June 30, 2015, with no amortization and bearing interest at 6.75% per annum and (B) issued on June 7, 2011 in an aggregate principal amount of $60,000,000 (the *"U.S. Convertible Notes"*), having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.25% per annum and (II) substantially concurrent with the redemption of the U.S. Convertible Notes, the Newco Convertible Notes. Each reference to the "Convertible Notes" shall be deemed a reference to each Convertible Note individually or all Convertible Notes, as the context may require and shall include any replacement, renewal, refinancing or extension thereof that (i) does not exceed the aggregate principal amount of the Convertible Notes being replaced, renewed, refinanced or extended, (ii) contains terms substantially identical (except for interest rate) to the Convertible Notes being replaced, renewed, refinanced or extended and (iii) does not bear interest at a rate per annum in excess of the rate borne by the Convertible Notes being replaced, renewed, refinanced or extended.

"Note Purchase Agreement" means the Note Purchase Agreement dated as of December 14, 2006 by and among Student Transportation of America, Inc., Student Transportation of America, Holdings, Inc., Student Transportation Inc. (f/k/a Student Transportation of America, Ltd.), the Noteholders from time to time party thereto and Computershare Trust Company, Inc., as Trustee, as amended, modified, refinanced or extended from time to time in accordance with the terms of this Agreement.

"Revolving Credit Termination Date" means February 27, 2018, or such earlier date on which the Revolving Credit Commitments are terminated in whole pursuant to Section 1.14, 9.2 or 9.3 hereof, or, if earlier, the date that is 90 days prior to the maturity date as in effect from time to time of the Senior Secured Notes then outstanding.

Section 2.2. The introductory paragraph and schedule contained in the definition of *"Applicable Margin"* appearing in Section 5.1 of the Credit Agreement are hereby amended in their entirety and as so amended shall read as follows:

"*Applicable Margin*" means, with respect to Loans, Reimbursement Obligations, and the commitment fees and letter of credit fees payable under Section 2.1 hereof, until the Pricing Date for the fiscal quarter of the Borrower ending December 31, 2012, the rates per annum shown opposite Level II below, and thereafter from one Pricing Date to the next, the Applicable Margin means the rates per annum determined in accordance with the following schedule:

Level	Senior Leverage Ratio for Such Pricing Date	Applicable Margin for Base Rate Loans under Revolving Credit, Reimbursement Obligations and Canadian Prime Rate Loans, Canadian Reimbursement Obligations and Base Rate Loans under the Canadian Revolving Credit shall be:	Applicable Margin for Eurodollar Loans under Revolving Credit and Bankers' Acceptances and Eurodollar Loans under the Canadian Revolving Credit shall be:	Applicable Margin for Commitment Fee shall be:
I	Less than 1.50 to 1.0	0.50%	1.75%	0.25%
II	Less than 2.0 to 1.0, but greater than or equal to 1.50 to 1.0	0.75%	2.00%	0.30%
III	Less than 2.50 to 1.00, but greater than or equal to 2.00 to 1.0	1.00%	2.25%	0.35%
IV	Greater than or equal to 2.50 to 1.0	1.25%	2.50%	0.40%

Section 2.3. The definition of "*Guarantor*" appearing in Section 5.1 of the Credit Agreement is hereby amended by inserting immediately following the phrase "*STA ULC*," the following "*Newco*,".

Section 2.4. The following definitions of "*Newco*," "*Newco Note*" and "*Newco Convertible Notes*" are added to Section 5.1 of the Credit Agreement in their appropriate alphabetical location:

"*Newco*" means the to be created subsidiary of STA Holdings under the laws of a Canadian province established for the purpose of issuing the Newco Convertible Notes.

"*Newco Note*" means that certain subordinated note issued by STA Holdings in favor of Newco in connection with the issuance of the Newco Convertible Notes in an aggregate principal amount of $60,000,000 having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.375% per annum.

"*Newco Convertible Notes*" means the convertible senior subordinated notes to be issued by Newco in an aggregate principal amount of $60,000,000 having a maturity

date of June 30, 2018, with no amortization and bearing interest at 6.25% per annum and otherwise on substantially the same terms as the U.S. Convertible Notes.

Section 2.5. Section 8.9 of the Credit Agreement is hereby amended by (I) deleting the phrase *"and"* at the end of clause (n), (II) deleting the period at the end of clause (o) and inserting *"; and"* and (III) inserting immediately following clause (o) therein new clauses (p) and (q) as follows:

(p) the issuance of the Newco Note; and

(q) in connection with the issuance of the Newco Convertible Notes, an intercompany note from STA Holdings to the Parent to permit the Parent to redeem the entire aggregate principal amount of the U.S. Convertible Notes which shall be repaid concurrently with the redemption of the U.S. Convertible Notes.

Section 2.6. Section 8.12 of the Credit Agreement is hereby amended by (a) amending and restating clause (ii) to read as follows:

(ii) (I) the Borrower may pay Dividends to STA Holdings and STA Holdings may in turn pay such amounts to the Parent as Dividends and/or as interest on intercompany notes, to Newco as interest on the Newco Note or to the holders of its Class B capital stock and (II) Parkview may pay Dividends to the Parent and the Parent may in turn make capital contributions to STA Holdings, in each case to permit (A) the Parent and Newco to pay interest on the Convertible Notes, as applicable, in cash on each Convertible Note Interest Payment Date, (B) STA Holdings and/or the Parent to pay Dividends to the holders of its capital stock, (C) the Parent to redeem all or any portion of the Convertible Notes and/or to Newco to redeem all or any portion of the Newco Convertible Notes, and (D) STA Holdings to pay interest on the Newco Note, in an aggregate amount for all such Dividends that does not exceed the Available Cash for the most recently ended fiscal month for which financial statements have been delivered *minus* Distributions pursuant to this clause (ii) and clause (iii) below since the end of such fiscal month, in each case so long as after giving effect to such Distribution the sum of the Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments shall be at least the U.S. Dollar Equivalent of $6,000,000;

and (b) amending and restating clause (vi) to read as follows:

(vi) The Borrower may pay Dividends to STA Holdings which in turn may pay Dividends to the Parent and Parkview may pay Dividends to the Parent, in each case to permit the Parent to purchase a portion of its outstanding equity securities for immediate retirement in an aggregate principal amount from the Closing Date not to exceed $15,000,000,

and (c) amending and restating the proviso appearing at the end thereof to read as follows:

> *provided further* that immediately prior to and after giving effect to any such (A) Distribution, or redemption and/or repurchase under clause (ii) above, no Event of Default under Sections 9.1(a), (b), (i), (j) or (k) shall have occurred and be continuing, (B) Dividend and repurchase under clause (iii) or (vi) above, no Default or Event of Default shall have occurred and be continuing or (C) Dividend and repurchase under clause (vi) above, (I) no Default or Event of Default shall have occurred and be continuing, (II) pro forma Total Leverage Ratio is at least 0.10x lower than the then existing covenant level, and (III) the sum of the Unused Revolving Credit Commitments and the Unused Canadian Revolving Credit Commitments shall be at least the U.S. Dollar Equivalent of $6,000,000.

Section 2.7. Section 8.25 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

> *Section 8.25. Total Leverage Ratio.* STA Holdings shall not permit the Total Leverage Ratio as of the last day of each fiscal quarter of the Parent to be greater than the corresponding ratio set forth opposite such period:

FISCAL QUARTER ENDING ON OR ABOUT	TOTAL LEVERAGE RATIO
March 31, 2013 through March 31, 2015	5.00 TO 1.00
June 30, 2015 and thereafter	4.75 to 1.00

Section 2.8. Section 8.26 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

> *Section 8.26. Senior Leverage Ratio.* STA Holdings shall not permit the Senior Leverage Ratio as of the last day of each fiscal quarter of the Parent to be greater than the corresponding ratio set forth opposite such period:

FISCAL QUARTER ENDING ON OR ABOUT	SENIOR LEVERAGE RATIO
March 31, 2013 through March 31, 2015	3.00 TO 1.00
June 30, 2015 and thereafter	2.75 to 1.00

Section 2.9. Section 8.27 of the Credit Agreement is hereby amended by deleting the percentage *"25%"* appearing therein and inserting in its place the percentage *"12%."*

Section 2.10. Schedule I to Exhibit E of the Credit Agreement is hereby amended in its entirety and as so amended shall be as set forth on *"Schedule I to Compliance Certificate"* attached hereto.

Section 2.11. The Borrowers have requested that from and after the effectiveness of this Amendment the aggregate Revolving Credit Commitments be increased to $110,000,000 and

reallocated among the Lenders. Accordingly, Schedule I of the Credit Agreement is hereby amended in its entirety and as so amended shall be as set forth on Schedule I hereto.

Section 2.12. Schedules 6.2 and 6.11 of the Credit Agreement are each hereby amended in their entirety and as so amended shall be as set as Schedules 6.2 and 6.11 hereto.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1. Credit Agreement Representations. In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, each Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represent and warrant to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2 Due Authorization, Non-Contravention, etc. The execution, delivery and performance by the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor of this Amendment are within the Borrower's, each Canadian Borrower's, STA Holdings' and each other Guarantor's powers, have been duly authorized by all necessary corporate or limited liability company action, as applicable, and do not:

(a) contravene the Borrower's, either Canadian Borrower's, STA Holdings' or any other Guarantor's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor; or

(c) result in, or require the creation or imposition of, any Lien on any of the Borrower's, either Canadian Borrower's, STA Holdings' or any other Guarantor's properties.

Section 3.3. Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor of this Amendment.

Section 3.4. Validity, etc. This Amendment constitutes the legal, valid and binding obligation of the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

ARTICLE IV
CONDITIONS PRECEDENT
AND
CONDITIONS SUBSEQUENT

Section 4.1. *Effectiveness*. The effectiveness of this Amendment is subject to the following:

(i) Execution and delivery of this Amendment executed by each of the Borrower, the Canadian Borrowers, the Guarantors, the Administrative Agent, the Continuing Lenders (as hereinafter defined) and the New Lenders (as hereinafter defined);

(ii) The Administrative Agent shall have received a fully-executed amendment to the Note Purchase Agreement dated as of the date hereof, in form and substance satisfactory to the Administrative Agent;

(iii) The Administrative Agent shall have received for each Lender copies of STA Holdings', the Borrower's, each Canadian Borrower's and each Guarantor's articles of incorporation and bylaws (or comparable constituent documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary (to the extent that any of the foregoing documents (i) has been previously delivered in connection with the Credit Agreement or a previous amendment to the Credit Agreement and (ii) has not been amended since the date of such delivery and continues to be in full force and effect, the Borrower, Canadian Borrower or such Guarantor, as applicable, may deliver to the Administrative Agent an officer's certificate to such effect in lieu of such document (such certificate shall state when such document was previously delivered);

(iv) The Administrative Agent shall have received for each Lender copies of resolutions of STA Holdings', the Borrower's, each Canadian Borrower's and each Guarantor's Board of Directors authorizing the execution, delivery and performance of this Agreement and the other Loan Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, together with specimen signatures of the persons authorized to execute such documents on behalf of STA Holdings, each Canadian Borrower, the Borrower and each Guarantor, all certified in each instance by its Secretary or Assistant Secretary;

(v) The Administrative Agent shall have received for each Lender copies of the certificates of good standing or certificate of status, as applicable for STA Holdings, the Borrower, each Canadian Borrower, the Parent and each Guarantor (dated no earlier than 30 days prior to the date hereof) from the office of the secretary of state or other relevant government official of the jurisdiction of its incorporation or organization;

(vi) The Administrative Agent shall have received for each Lender the favorable written opinion of counsel to STA Holdings, the Borrower, the Canadian

Borrowers, the Parent and each Guarantor, in form and substance reasonably satisfactory to the Administrative Agent;

(vii) The Administrative Agent shall have received for itself and for the Lenders the fees as agreed between the Borrower and Administrative Agent pursuant to a fee letter dated as of January 21, 2013;

(viii) The Administrative Agent shall have received a certificate demonstrating to the Administrative Agent's satisfaction that (a) since September 30, 2012, there has been no change in the condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (b) Adjusted EBITDA for the twelve (12) calendar month period ended September 30, 2012 is not less than $60,000,000 and (c) the Total Leverage Ratio for the same twelve (12) calendar month period is less than 3.75 to 1.0 and the Senior Leverage Ratio for the same twelve (12) calendar month period is less than 2.25 to 1.0, in each case as adjusted to give effect to any Permitted Acquisition completed following the end of such period and any Loans incurred in connection therewith;

(ix) After giving effect to this Amendment, there shall be at least $15,000,000 of Unused Revolving Credit Commitments and at least CAN$15,000,000 of Unused Canadian Revolving Credit Commitments provided that accounts payable are at historically normal levels reasonably acceptable to the Administrative Agent; and

(x) The Administrative Agent shall have received such other documents, instruments, certificates and opinions relating to the Canadian Borrowers and any guarantor of the Canadian Borrower obligations as the Administrative Agent shall have requested.

Section 4.2 Conditions Subsequent. (a) STA Holdings, the Borrower, the Canadian Borrowers and each Guarantor hereby agree that on or prior to the date occurring 30 days (or such later date as shall be approved by the Administrative Agent) after the creation of Newco:

(i) The Administrative Agent shall have received the Supplemental Security Agreement and Assumption and Supplemental Pledge Agreement duly executed by Newco, together with original stock certificates or other similar instruments or securities representing all of the issued and outstanding shares of capital stock or other equity of Newco;

(ii) Financing statements or their provincial equivalent shall have been filed against Newco under the PPSA in each relevant province in Canada with priority satisfactory to the Administrative Agent in its discretion;

(iii) The Administrative Agent shall have received for each Lender copies of the certificate of status for Newco (dated no earlier than 30 days prior to the date hereof) from the office of the relevant government official of the jurisdiction of its organization;

(iv) The Administrative Agent shall have received all documentation and other information required by bank regulatory authorities under applicable "know your customer" and Anti-Money Laundering rules and regulations, including without limitation the USA PATRIOT Act; and the Administrative Agent shall have received a fully executed Internal Revenue Service Form W-8 or W-9 for Newco;

(v) The Administrative Agent shall have received for each Lender copies of Newco's articles of incorporation and bylaws (or comparable constituent documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary.

(vi) The Administrative Agent shall have received for each Lender the favorable written opinion of counsel to Newco, in form and substance reasonably satisfactory to the Administrative Agent;

(b) STA Holdings, the Borrower, the Canadian Borrower and each Guarantor hereby agree that on or prior to the date occurring 30 days (or such later date as shall be approved by the Administrative Agent) after the effectiveness of this Amendment:

(i) The Administrative Agent shall have received (a) fully executed supplements to each of the Mortgages, such supplements to be in form and substance acceptable to the Administrative Agent and (b) with respect to each of the properties subject to the Mortgages, date down endorsements with respect to the existing title insurance policies delivered in connection with the Credit Agreement in form and substance reasonably acceptable to the Administrative Agent from a title insurance company reasonably acceptable to the Administrative Agent insuring the Lien of such Mortgages to be valid first priority Liens subject to no defects or objections which are unacceptable to the Administrative Agent, together with such endorsements as the Administrative Agent may reasonably require, and otherwise reasonably satisfactory in form and substance to the Administrative Agent.

The failure to comply with the provisions of this Section 4.2 shall be an Event of Default under the Credit Agreement.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1. Ratification of and References to the Credit Agreement. Except for the amendment expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect. The Borrower, each Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) the Collateral

Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrowers and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2. Effect of Amendment. From and after the date of effectiveness hereof, (a)(i) the commitments of those Lenders under the Credit Agreement that are continuing as Lenders under the Credit Agreement (the *"Continuing Lenders"*) shall be amended as set forth on Schedule 1 hereto and (ii) the commitments of those *"Lenders"* under the Credit Agreement that are not continuing as Lenders under the Credit Agreement (the *"Non-Continuing Lenders"*) shall automatically be terminated and cease to have any further force or effect without further action by any Person, and shall be replaced with the respective Commitments of such Continuing Lenders and of those Lenders party to the Credit Agreement that were not *"Lenders"* under the Credit Agreement immediately prior to the date hereof (the *"New Lenders"*); (b) all outstanding *"Loans"* of the Non-Continuing Lenders shall be repaid in full (together with all interest accrued thereon and amounts payable pursuant to Section 1.13 of the Credit Agreement in connection with such payment, and all fees accrued under the Credit Agreement through the date hereof) on the date hereof (and the Borrower and Canadian Borrowers, as applicable, shall pay to each Continuing Lender all amounts, if any, payable pursuant to Section 1.13 of the Credit Agreement as if the outstanding Loans had been prepaid on the Closing Date); and (c) all outstanding *"Loans"* of the Continuing Lenders and all interests in outstanding *"Letters of Credit"* and *"Canadian Letters of Credit"* under the Credit Agreement shall remain outstanding. The term *"Lenders"* as defined in Section 5.1 of the Credit Agreement shall mean and include the Continuing Lenders and the New Lenders. Each New Lender agrees to be bound by the terms and conditions set forth in the Credit Agreement as if it were an original signatory thereto and each New Lender specifies as its facility office and address for notices as set forth on its Administrative Questionnaire.

The Continuing Lenders and New Lenders each agree to make such purchases and sales of interests in the Loans, L/C Obligations and Canadian L/C Obligations outstanding on the Closing Date between themselves so that each Continuing Lender and New Lender is then holding its relevant Percentage of outstanding Loans and risk participation interests in outstanding L/C Obligations and Canadian L/C Obligations based on their Commitments as in effect after giving effect hereto (such purchases and sales shall be arranged through the Administrative Agent and each Lender hereby agrees to execute such further instruments and documents, if any, as the Administrative Agent may reasonably request in connection therewith), with all subsequent extensions of credit under this Agreement (including, without limitation, participations in respect of all Swing Loans, Letters of Credit and Canadian Letters of Credit) to be made in accordance with the respective Commitments of the Lenders from time to time party

to this Agreement as provided herein. All references made to the Existing Credit Agreement in any Loan Document or in any other instrument or document shall, without more, be deemed to refer to this Agreement. This Agreement amends and restates the Existing Credit Agreement and is not intended to be or operate as a novation or an accord and satisfaction of the Existing Credit Agreement or the indebtedness, obligations and liabilities of the Borrower, the Canadian Borrowers or any Guarantor evidenced or provided for thereunder.

Section 5.3. Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.4. Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.5. No Other Amendments. Except for the amendment and waiver expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.6. Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.7. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAW OF THE STATE OF ILLINOIS.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.,
as Borrower and Guarantor

By ______________________
Name ______________________
Title ______________________

STUDENT TRANSPORTATION OF CANADA INC., as
a Canadian Borrower

By ______________________
Name ______________________
Title ______________________

PARKVIEW TRANSIT INC., as a Canadian
Borrower

By ______________________
Name ______________________
Title ______________________

"GUARANTORS"

STUDENT TRANSPORTATION INC.
CANADEX RESOURCES INC
LEUSCHEN BROS. LIMITED
STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.
STUDENT TRANSPORTATION OF AMERICA ULC
SANTA BARBARA TRANSPORTATION CORPORATION
STA OF CONNECTICUT, INC.
GOFFSTOWN TRUCK CENTER, INC.
RICK BUS COMPANY
STA OF PENNSYLVANIA, INC.
KRISE BUS SERVICE, INC.
STUDENT TRANSPORTATION OF VERMONT, INC.
STA OF NEW YORK, INC.
LEDGEMERE TRANSPORTATION, INC.
POSITIVE CONNECTIONS, INC.
ALTOONA STUDENT TRANSPORTATION, INC.
STUDENT TRANSPORTATION OF FLORIDA, INC.
JORDAN TRANSPORTATION, INC.
JORDAN BUS SERVICE, INC.
GRAND ISLAND TRANSIT CORPORATION
DAIRYLAND-HAMILTON, INC.
LAKELAND AREA BUS SERVICE, INC.
LAKESIDE BUSES OF WISCONSIN, INC.
DAIRYLAND BUSES, INC.
SCHOOL TRANSPORTATION SERVICES, LLC
OCEAN STATE TRANSPORT, LLC
SCHOOLWHEELS DIRECT, INC.
STUDENT TRANSPORTATION OF NEBRASKA, INC.

By ______________________
Name ______________________
Title ______________________

BMO HARRIS BANK N.A., as L/C Issuer and as Administrative Agent

By ______________________________

Name William Thomson

Title Sr. Vice President

BMO HARRIS FINANCING, INC., as a U.S. Lender

By [signature]

Name William Thomson

Title Sr. Vice President

BANK OF MONTREAL, as a Canadian Lender and Canadian L/C Issuer

By ______________________________

Name Sean P. Galloway

Title Vice President

THE BANK OF NOVA SCOTIA, as a Canadian Lender

By ______________________________

Name THANE RATTEW

Title MANAGING DIRECTOR

By ______________________________

Name ______________________________

Title ______________________________

SCOTIABANC INC., as a U.S. Lender

By ______________________

Name J.F. Todd

Title Managing Director

RAYMOND JAMES BANK, N.A. (f/k/a Raymond James Bank, FSB), as a U.S. Lender

By ______________________

Name Cormac Mac Lochlainn

Title Vice President

SIEMENS FINANCIAL SERVICES, INC., as a U.S. Lender and a Canadian Lender

By ______________________
Name ______________________
Title ______________________

By ______________________
Name Melisse J. Brown
Title Sr. Transaction Coordinator

THE TORONTO-DOMINION BANK, as a Canadian Lender

By ______________________

Name Tim Thomas | Sanup Gupta

Title Managing Director | Vice President & Director

TORONTO-DOMINION (TEXAS) LLC, as a U.S. Lender

By ______________________________

Name Bebi Yasin

Title Authorized Signatory